EXHIBIT 99.1

FOR IMMEDIATE RELEASE

CANADIAN PACIFIC SCHEDULES ANNUAL MEETING
OF SHAREHOLDERS FOR MAY 17, 2012

CALGARY – January 23, 2012 – Canadian Pacific (TSX: CP) (NYSE: CP) today announced that it received a letter from Pershing Square including a requisition for a meeting of shareholders for the purpose of electing five Pershing Square nominees to the CP Board.  These nominees are William A. Ackman, Gary F. Colter, Paul C. Hilal, Rebecca MacDonald and Dr. Anthony R. Melman.

The Company announced that it will hold its annual meeting of shareholders (the “annual meeting”) on Thursday, May 17, 2012 in Calgary, Alberta, consistent with the Company’s normal practice.

Further details regarding the annual meeting will be included in the Company’s proxy circular, which CP will mail to shareholders of record in advance of the annual meeting.

About Canadian Pacific
Canadian Pacific (TSX:CP)(NYSE:CP) operates a North American transcontinental railway providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit cpr.ca and see how Canadian Pacific is Driving the Digital Railway.

Contacts:

Media
Ed Greenberg
Tel: 612-849-4717
24/7 Media Pager: 855-242-3674
Ed_greenberg@cpr.ca

Investment Community
Janet Weiss
Tel: 403-319-3591
investor@cpr.ca